UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42473

LOGPROSTYLE INC.

3-6-23 Kitaaoyama

Minato-ku, Tokyo 107-0061, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 30, 2025, LogProstyle, Inc. (the “Company”) held its Annual General Meeting of Shareholders (the “AGM”) for the following purposes, as more fully described in the Notice of Convocation previously furnished as an exhibit to the Company’s Form 6-K filed by the Company with the Securities and Exchange Commission on June 4, 2025:

Matters to be Reported:

Business Report for the 8th Fiscal Year (From April 1, 2024 to March 31, 2025)

Matters to be Resolved:

Proposal No. 1:	Approval of the Non-Consolidated Financial Statements for the 8th Fiscal Year (From April 1, 2024 to March 31, 2025)
Proposal No. 2:	Amendments to the Articles of Incorporation
Proposal No. 3:	Election of Ten (10) Directors
Proposal No. 4:	Election of Accounting Auditor
Proposal No. 5:	Approval of Dividend
Proposal No. 6:	Establishment of a Performance Share Plan with Post-Vesting Delivery and Approval of Remuneration Thereunder for Directors (excluding Independent Directors), Executive Officers, and Directors of Subsidiaries

At the AGM, shareholders voted to approve the above proposals in accordance with the voting results listed below:

1. Approval of the Non-Consolidated Financial Statements for the 8th Fiscal Year (From April 1, 2024 to March 31, 2025)

For	Against	Abstain	Broker Non-Votes
18,714,644	-	10,000	-

2. Amendments to the Articles of Incorporation

For	Against	Abstain	Broker Non-Votes
18,714,644	-	10,000	-

3. Election of Ten (10) Directors

Nominee Name	For	Against	Abstain	Broker Non-Votes
Yasuyuki Nozawa	18,714,644	-	10,000	-
Satoshi Oyamatsu	18,714,644	-	10,000	-
Kentaro Tachibana	18,714,644	-	10,000	-
Tamotsu Moriyama	18,714,644	-	10,000	-
Seishi Miyajima	18,714,644	-	10,000	-
Izumi Takemoto	18,714,644	-	10,000	-
Hajime Yamashita	18,714,644	-	10,000	-
Taiji Ito	18,714,644	-	10,000	-
John A. Stapleton	18,714,644	-	10,000	-
Katharyn (Katie) Field	18,714,644	-	10,000	-

4. Election of Accounting Auditor

For	Against	Abstain	Broker Non-Votes
18,724,644	-	-	-

5. Approval of Dividend

For	Against	Abstain	Broker Non-Votes
18,724,644	-	-	-

6. Establishment of a Performance Share Plan with Post-Vesting Delivery and Approval of Remuneration Thereunder for Directors (excluding Independent Directors), Executive Officers, and Directors of Subsidiaries

For	Against	Abstain	Broker Non-Votes
18,714,644	-	10,000	-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LOGPROSTYLE INC.

Date: July 7, 2025	By:	/s/ Yasuyuki Nozawa
Yasuyuki Nozawa
Chief Executive Officer, President, and Representative Director